FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes Third Quarter Report 2004, and Certificates of CEO and CFO.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: November 10, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

President's Message

During the quarter, we continued to make progress in penetrating the mobile market with our microQ product suite. The Company added two more design wins to the previously announced microQ design wins with Broadcom and Qualcomm. Specifically, the Company completed license agreements with Vodafone for the inclusion of our 3D positional audio solution in their VFX reference design and, subsequent to the quarter ending, with PacketVideo for both the ringtone player and 3Dpositional audio components of microQ. These agreements reflect our strategy of addressing multiple distribution channels; namely chip manufacturers, OEM handset manufacturers and video software partners.

With all of these agreements, the target for product delivery to the market place is throughout 2005.  At this stage, management expects that recurring revenues from some of these contracts will commence in early 2005.  The mobile market is in the early stages of multimedia adoption and usage. Advanced markets in Japan and Korea indicate that consumers are willing to pay for multimedia data services. Industry analysts are predicting the same consumer pattern to occur in the rest of the world thus providing a growth market for several years to come. Management believes the Company is currently well situated to take advantage of this opportunity. Competition will, of course, be fierce and it is critical that the Company continues to capitalize on its first to market advantage by closing more license agreements over the next few months.

Revenues from our PC audio software solution, QVE, remained flat. The Company has continued to seek out new licensees to complement our main licensee, Philips Sound Solutions.

VoIP product sales were also flat and will continue as such until new products with a wider application, are available. This is still expected to occur in early FY2005.

David Gallagher

President and Chief Executive Officer

Forward-Looking statements concerning expectation of revenues from customers in the mobile device and IP telephony markets involve risk and uncertainties including loss of relationships with companies that do business with QSound, continued growth of mobile devices and Internet telephony products, successful product development, introduction and acceptance.  QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.

QSound Labs, Inc.
Consolidated Balance Sheets
As at September 30, 2004 and December 31, 2003
(Expressed in United States dollars)

	September 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 1,502,746	$ 2,061,093
Accounts receivable	449,466	221,194
Inventory	99,656	107,377
Deposits and prepaid expenses	75,839	82,921
	2,127,707	2,472,585

Capital assets (note 2)	1,349,070	1,114,992
Other intangible assets (note 3)	176,083	189,002

	$ 3,652,860	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued Liabilities	$ 229,178	$ 233,198
Deferred Revenue	132,160	96,547
	361,338	329,745

Shareholders' equity
Share capital (note 4)	45,430,767	44,108,140
Contributed Surplus	1,114,316	1,114,316
Deficit	(43,253,561)	(41,775,622)
	3,291,522	3,446,834

	$ 3,652,860	$ 3,776,579

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended September 30, 2004 and 2003
(Expressed in United States dollars)

	For three	For three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 383,773	$ 114,879	$ 977,794	$ 691,287
Product sales	216,504	350,788	741,169	988,538
	600,277	465,667	1,718,963	1,679,825

Cost of product sales	93,320	136,749	380,677	283,762
	506,957	328,918	1,338,286	1,396,063

EXPENSES
Marketing	265,281	287,549	982,889	866,796
Operations	30,184	45,667	171,725	121,921
Product engineering	228,211	244,753	698,798	598,703
Administration	201,422	133,723	630,226	414,190
	725,098	711,692	2,483,638	2,001,610

OPERATING (LOSS) PROFIT	(218,141)	(382,774)	(1,145,352)	(605,547)

OTHER ITEMS
Depreciation and amortization	(101,433)	(74,904)	(311,085)	(237,628)
Interest and other income	2,843	11,031	7,068	34,153
Gain (loss) on sale of capital assets	(13,236)	179	(13,236)	(1,729)
Other	(6,887)	(17,048)	(15,334)	108,193
	(118,713)	(80,742)	(332,587)	(97,011)

Net (loss) income for period	(336,854)	(463,516)	(1,477,939)	(702,558)
Deficit beginning of period	(42,916,707)	(38,309,033)	(41,775,622)	(38,069,991)
Deficit end of period	$ (43,253,561)	$ (38,772,549)	$ (43,253,561)	$ (38,772,549)

Income (loss) per common share	$ (0.04)	$ (0.06)	$ (0.20)	$ (0.10)

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2004 and 2003
(Expressed in United States dollars)

	For three	For three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) income for the period	$ (336,854)	$ (463,516)	$ (1,477,939)	$ (702,558)
Items not requiring (providing) cash:
Depreciation and amortization	101,433	74,904	311,085	237,628
Provision for inventory	-	-	60,000	-
Compensation cost of options issued	44,230	-	262,233	5,864
Loss (gain) on sale of capital assets	13,236	(179)	13,236	1,729
Changes in working capital balances (note 6)	116,132	(154,109)	(241,876)	394,536
	(61,823)	(542,900)	(1,073,261)	(62,801)

FINANCING
Issuance of common shares, net	68,099	1,645	1,022,775	11,642
	68,099	1,645	1,022,775	11,642

INVESTMENTS
Purchase of capital assets	(227,704)	(40,810)	(468,792)	(51,219)
Purchase of intangible assets	(29,597)	(11,902)	(39,261)	(36,179)
Proceeds from sale of capital assets	140	179	192	5,801
	(257,161)	(52,533)	(507,861)	(81,597)

Increase (decrease) in cash	(250,885)	(593,788)	(558,347)	(132,756)
Cash and cash equivalents beginning of period	1,753,631	3,082,237	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 1,502,746	$ 2,488,449	$ 1,502,746	$ 2,488,449

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.

Notes to Consolidated Financial Statements

For the period ended September 30, 2004

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2003. These interim financial statements should be read in conjunction with the Company's December 31, 2003 audited annual financial statements.  These statements have not been reviewed by the company's auditors.  The disclosures provided below are incremental to those included in the annual financial statements.

2.      Capital assets

		Accumulated	Net Book
September 30, 2004	Cost	Depreciation	value
Sound source and control equipment	$ 554,850	$ 526,416	$ 28,434
Real time systems	905,534	898,923	6,611
Furniture and fixtures	229,102	214,392	14,710
Computer equipment	935,261	714,401	220,860
Software and production tooling	2,405,346	1,326,891	1,078,455

	$ 5,030,093	$ 3,681,023	$ 1,349,070

3.	Other intangible assets
			Accumulated	Net Book
	September 30, 2004	Cost	Amortization	Value
	Patents and trademarks	$ 871,157	$ 710,562	$ 160,595
	Purchased customer list	34,418	18,930	15,488

		$ 905,575	$ 729,492	$ 176,083

4.

Share Capital

	Number
	Of Shares	Consideration
Balance at June 30, 2004	7,827,574	$45,299,629
Issued for cash on exercise of options	58,250	68,100
Additional paid-in capital stock options	-	63,038

Balance at September 30, 2004	7,885,824	$45,430,767

5. Stock Option Plan

	Number	Exercise price	Weighted average
	of shares	per share	exercise price
Balance at June 30, 2004	1,326,185	$0.47 - 2.05	$1.08
Exercised	(58,250)	0.47 - 1.65	1.17

Balance at September 30, 2004	1,267,935	$0.47 - 2.05	$1.08

The following table summarizes the information about stock options outstanding at September 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2004	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at September 30, 2004	Weighted-Average Exercise Price

$ 0.47	241,307	2.1	$ 0.47	241,307	$ 0.47
0.57 - 0.62	275,000	3.0	0.61	219,436	0.61
1.04 - 1.04	380,628	1.5	1.04	380,628	1.04
1.34 - 2.05	371,000	4.1	1.86	214,996	1.66

	1,267,935			1,056,367

6.	Changes in non-cash working capital balances
		For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003
	Accounts receivable	$ 17,650	$ (57,686)	$ (228,272)	$ 623,060
	Inventory	(7,557)	(1,925)	(52,279)	(95,870)
	Deposits and prepaid expenses	23,848	(50,539)	7,082	(65,948)
	Accounts payable and accrued liabilities	80,244	(42,317)	(4,020)	(44,031)
	Deferred revenue	1,947	(1,642)	35,613	(22,675)

		$ 116,132	$ (154,109)	$ (241,876)	$ 394,536

7.	Segmented information

	For the three month period ended September 30, 2004
		Audio	E-Commerce	Telephony	Total
	Revenues	$ 505,972	$ 59,027	$ 35,278	$ 600,277
	Interest revenue	2,819	1	23	2,843
	Amortization of capital assets	34,248	7,059	42,732	84,039
	Segment operating (loss) income	(39,309)	(21,487)	(157,345)	(218,141)
	Segment assets	2,482,411	109,171	1,061,278	3,652,860
	Expenditures for segment capital assets	39,132	-	207,381	246,513

	For the three month period ended September 30, 2003
	Revenues	$ 284,579	$ 83,231	$ 97,857	$ 465,667
	Interest revenue	11,031	-	-	11,031
	Amortization of capital assets	45,192	9,992	-	55,184
	Segment operating (loss) income	(284,573)	38,213	(136,414)	(382,774)
	Segment assets	3,549,909	2,346,904	731,919	6,628,732
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	10,280	-	28,486	38,766

	For the nine month period ended September 30, 2004
	Revenues	$ 1,389,439	$ 193,782	$ 135,742	$ 1,718,963
	Interest revenue	6,973	1	94	7,068
	Amortization of capital assets	109,530	21,179	128,196	258,905
	Segment operating (loss) income	(287,065)	(61,959)	(796,328)	(1,145,352)
	Expenditures for segment capital assets	89,366	-	417,044	506,410

	For the nine month period ended September 30, 2003
	Revenues	$ 1,268,655	$ 276,039	$ 135,131	$ 1,679,825
	Interest revenue	34,153	-	-	34,153
	Amortization of capital assets	148,489	29,977	-	178,466
	Segment operating (loss) income	(443,618)	125,191	(287,120)	(605,547)
	Expenditures for segment capital assets	121,016	867	511,576	633,459

	Geographic Information - Revenue	For the three months ended September 30, 2004	For the three months ended September 30, 2003	For the nine months ended September 30, 2004	For the nine months ended September 30, 2003

	Canada	$ 62,175	$ 50,884	$ 70,822	$ 60,489
	United States	224,721	273,140	982,038	1,251,990
	Africa	26,150	20,000	26,150	20,000
	Asia	281,754	121,643	567,809	347,346
	Europe	5,477	-	72,144	-

		$ 600,277	$ 465,667	$ 1,718,963	$ 1,679,825

Management's Discussion and Analysis

Third Quarter ended September 30, 2004

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended September 30, 2004 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarters ended March 31, 2004 and June 30, 2004, and the annual audited financial statements of the company for the fiscal year ended December 31, 2003.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2003 and the quarters ended March 31, 2004 and June 30, 2004.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended September 30, 2004 were $600,277 as compared to $465,667 for the same period in 2003. The audio segment had revenues of $505,972 for the quarter as compared to $284,579 for the same period in 2003.  The increase was due primarily to increased license fees and royalties.  The e-commerce segment had revenues of $59,027 as compared to $83,231 for 2003.  The decrease was due to a decrease in the number of subscribers for the e-commerce services.  The telephony segment had revenues of $35,278 as compared to $97,857 for 2003.

The operating loss for three months ended September 30, 2004 was $218,141 as compared to an operating loss of $382,774 for the same period last year.   The audio segment had an operating loss of $39,309 for the quarter as compared to an operating loss of $284,573 for the same period in 2003.  Included in the loss for the three month period ended September 30, 2004 is $33,704 of compensation costs of options issued. The reason for the decrease in loss was due primarily to increased licensing fee and royalty revenue.  The e-commerce segment had an operating loss of $21,487 for the quarter as compared to an operating profit of $38,213 for the same period in 2003.  The reason for the decrease was due to the decrease in revenue being smaller than the decrease in operating costs.  The telephony segment had an operating loss of $157,345 as compared to an operating loss of $136,414 for the same period in 2003.  This increase in the operating loss was due mainly to increased marketing costs as we research and develop new marketing opportunities for our products.

Administration expenses increased to $201,422  for the three months ended September 30, 2004 from $133,723 for the same period in 2003.  The increase is due mainly because of two items, the compensation costs of options issued as detailed above, and the fluctation of the Canadian dollar against the United States dollar.  With the decrease in value of the United States dollar, our administration costs increase.

Net loss for the quarter ended September 30, 2004 was $336,854 or $0.04 per share as compared to net loss of $463,516 or $0.06 per share for the same period in 2003.   The net loss is also $161,653 less than the loss for the quarter ended June 30, 2004.

Cash Flow and Financial Condition

The company experienced a net decrease in cash for the quarter ended September 30, 2004 of $250,885 as compared to a net decrease in cash of $593,788 for the same period in 2003.

Cash used in operations was $61,823 for the quarter ended September 30, 2004, as compared to $542,900 for the same period in 2004.

Cash provided by financing for the quarter ended September 30, 2004 was $68,099 as compared to $1,645 for the same period in 2003.  The cash was provided in the quarter ended September 30, 2004 through the exercise of 58,250 stock options.

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of patents and trademarks, the company invested $49,921 in the quarter ended September 2004 in new computer equipment and software, patents and trademarks as compared to $52,712 in the same period in 2003.  In addition, the company invested with a third party $207,380 cash and stock options in the development of a new telephony product which will be released for market in 2005.  This development cost has been capitalized and added to the capital assets as part of software and production tooling in the quarter.

The company had a working capital surplus of $1,755,763 at September 30, 2004 as compared to $2,142,840 as at December 31, 2003.

Cash resources at September 30, 2004 were $1,502,746 as compared to $2,061,093 at December 31, 2003.  Liabilities at September 30, 2004 were $361,338, which consisted of $229,178 in accounts payable and accrued liabilities and $132,160 in deferred revenue.  Liabilities at December 31, 2003 were $329,745 which consisted of $233,198 in accounts payable and accrued liabilities and $96,547 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2004.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CEO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____November 10, 2004 ____________

/s/ David J. Gallagher

President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CFO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____November 10, 2004 ____________

/s/ David J. Gallagher

President and CFO